Filed by: América Móvil, S.A.B. de C.V.
Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Telmex Internacional, S.A.B. de C.V.
Commission File No. 001-34086

“America Movil’s shareholders approve tender
offer for Carso Global Telecom and Telmex Internacional”

Mexico City. March 17, 2010. América Móvil, S.A.B. de C.V. (America Movil) [BMV: AMX] [NYSE: AMX] [NASDAQ: AMOV] [LATIBEX: XAMXL] announced today that its shareholders authorized the acquisition by America Movil of up to all the outstanding shares of Carso Global Telecom, S.A.B. de C.V., and of up to all the outstanding shares of Telmex Internacional, S.A.B. de C.V., not directly or indirectly owned by Carso Global Telecom, S.A.B. de C.V. The transaction was announced by America Movil on January 13, 2010.

About AMX

America Movil is the leading provider of wireless services in Latin America. As of December 31, 2009, it had 201 million wireless subscribers and 3.8 million landlines in the Americas.

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Legal Disclaimer

In connection with the proposed transaction, América Móvil, S.A.B. de C.V. (“América Móvil”) will file with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-4 that will include a prospectus and a tender offer statement.  Investors and security holders are urged to read the prospectus and tender offer statement regarding the proposed transaction when it becomes available because it will contain important information. You may obtain a free copy of the prospectus and tender offer statement (when available) and other related documents filed by América Móvil with the SEC at the SEC’s website at www.sec.gov.

This document contains certain forward-looking statements that reflect the current views and/or expectations of América Móvil and its management with respect to its performance, business and future events.  We use words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should” and other similar expressions to identify forward-looking statements, but they are not the only way we identify such statements. Such statements are subject to a number of risks, uncertainties and assumptions. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this release. América Móvil is under no obligation and expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.